

Ivy INVESTMENTS®

Annual Report

JUNE 30, 2020

	Ticker				
	Class A	Class B	Class C	Class I	Class N
IVY FUNDS					
Ivy Accumulative Fund	IATAX	IATBX	IATCX	IATIX	IATNX
Ivy Wilshire Global Allocation Fund	IWGAX	IWGBX	IWGCX	IWGIX	IWGNX

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), paper copies of the Funds' Annual and Semiannual Shareholder Reports no longer will be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Ivy Investments website (www.ivyinvestments.com), and you will be notified by mail each time a report is posted, and provided with a website link to access the report.

If you have already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Funds electronically anytime by contacting your financial intermediary (e.g., a broker-dealer or bank) or, if you are a direct investor, by calling 1-888-923-3355 or by enrolling at www.ivyinvestments.com.

You may elect to receive all future reports in paper format free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Funds, you may call 1-888-923-3355 to let the Funds know you wish to continue receiving paper copies of your shareholder reports. Your election to receive reports in paper format will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the Fund Complex if you invest directly with the Funds.

CONTENTS

JUNE 30, 2020 (UNAUDITED)



Philip J. Sanders, CFA

Dear Shareholder,

Markets thus far in 2020 have been, to use an overused word, unprecedented. In a matter of months, we have witnessed economic and market moves that typically take an entire market cycle of many years to unfold. To start the fiscal year through early 2020, financial markets had been positive as political conflicts, trade uncertainty and global economic growth concerns waned. However, that upward trajectory suddenly reversed in late February 2020 and markets declined in response to two exogenous shocks: the COVID-19 pandemic and the collapse in energy markets. The COVID-19 pandemic caused one of the most rapid and dramatic global economic downturns in history. The U.S. stock markets dropped approximately 35% from peak in February to trough in late March. Global economic activity hit a full stop around the world, as countries and businesses implemented plans to isolate and protect each other. The pause on economic activity, along with a conflict between Russia and Saudi Arabia, caused a historic rout in oil markets. Remarkably, within about 30 days, we moved from a relatively strong domestic economy with financial market indexes hitting record highs, to a global recession.

Governments and central banks have taken unprecedented steps to mitigate the economic blow of social distancing. Monetary policy response has been broader and more rapid than at any other time in history. Global central banks have enacted aggressive stimulus through lower interest rates, quantitative easing (QE) and liquidity provisions, with some developing countries implementing QE for the first time. The U.S. Federal Reserve's (Fed) response has been the strongest with a broad array of policy measures including an unprecedented pace of QE.

Just as global central banks are acting aggressively, governments around the world are responding with fiscal stimulus. While projected budget deficits for many countries are huge, those figures include loans designed to keep companies afloat and people employed. Up to this point, the fiscal impulse for most major countries is between 5 and 10% of gross domestic product (GDP). This is extremely aggressive both in size and speed of implementation, as we have only been facing this pandemic for a few months. More global fiscal stimulus seems probable. For instance, in addition to the $2.2 trillion CARES (Coronavirus Aid, Relief and Economic Security) Act, we expect another large fiscal stimulus in the U.S. to become law, which will likely include some form of extension to unemployment benefits and provide aid to state and local governments.

Enthusiasm about the economy possibly regaining momentum has been muted by ongoing uncertainty regarding the public health risks of reopening. While volatility has retreated sharply from the record highs of late March, it remains at elevated levels. Recent moves have shown that markets are likely to respond to changes in new COVID-19 cases, both positively and negatively. Since the March 23 trough, the S&P 500 Index has stabilized and experienced a rapid bounce back. Year-to-date as of June 30, the Index is down 3.1%. Given this rebound, investors might wonder if the market is ahead of itself.

As we move forward and examine the investment landscape, we continue to put greater emphasis on the fundamentals and quality of asset classes and sectors. We believe it is important to stay focused on the merits of individual market sectors, industries and company business models when making investment decisions. Those fundamentals historically have tended to outweigh external factors. In today's environment, we believe there are many high-quality businesses offering attractive entry points and cyclicals that will likely be key beneficiaries as economies continue to recover. Importantly, through this uncertain time, we remain focused on the innovation and management skill within individual companies, the ultimate drivers of long-term stock prices.

Economic Snapshot

	6/30/2020	6/30/2019
S&P 500 Index	3,100.29	2,941.76
MSCI EAFE Index	1,780.58	1,922.30
10-Year Treasury Yield	0.66%	2.00%
U.S. unemployment rate	11.1%	3.7%
30-year fixed mortgage rate	3.13%	3.73%
Oil price per barrel	$ 39.27	$ 58.47

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J. Sanders

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2020.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 in Notes to Financial Statements for further information.

	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
Fund	Beginning Account Value 12-31-19	Ending Account Value 6-30-20	Expenses Paid During Period*	Beginning Account Value 12-31-19	Ending Account Value 6-30-20	Expenses Paid During Period*	
Ivy Accumulative Fund							
Class A	$1,000	$1,089.70	$ 5.64	$1,000	$ 1,019.45	$ 5.45	1.09%
Class B**	$1,000	$1,084.20	$ 11.36	$1,000	$ 1,014.00	$10.98	2.18%
Class C	$1,000	$1,084.90	$10.53	$1,000	$ 1,014.76	$ 10.17	2.03%
Class I	$1,000	$1,090.60	$ 4.49	$1,000	$1,020.52	$ 4.34	0.87%
Class N	$1,000	$ 1,091.30	$ 3.87	$1,000	$ 1,021.15	$ 3.74	0.75%

See footnotes on page 5.

ILLUSTRATION OF FUND EXPENSES

IVY FUNDS

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 12-31-19	Ending Account Value 6-30-20	Expenses Paid During Period*	Beginning Account Value 12-31-19	Ending Account Value 6-30-20	Expenses Paid During Period*	
Ivy Wilshire Global Allocation Fund							
Class A	$1,000	$ 949.10	$ 1.75	$1,000	$1,023.06	$ 1.82	0.36%
Class B**	$1,000	$943.00	$ 6.51	$1,000	$ 1,018.13	$6.76	1.35%
Class C	$1,000	$945.00	$ 5.74	$1,000	$ 1,018.93	$5.96	1.19%
Class I	$1,000	$949.80	$0.29	$1,000	$1,024.56	$0.30	0.06%
Class N	$1,000	$ 949.10	$0.29	$1,000	$1,024.57	$0.30	0.06%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended June 30, 2020, and divided by 366.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

2020 ANNUAL REPORT 5



Gustaf C. Zinn



John P. Bichelmeyer

Below, Gustav C. Zinn, CFA, and John Bichelmeyer, CFA, the co-portfolio managers of Ivy Accumulative Fund, discuss positioning, performance and results for the fiscal year ended June 30, 2020. Mr. Zinn and Mr. Bichelmeyer became co-portfolio managers of the Fund in December 2018. Mr. Zinn and Mr. Bichelmeyer have 22 and 23 years of industry experience, respectively.

Fiscal year Performance

For the 12 Months Ended June 30, 2020

Ivy Accumulative Fund (Class A shares at net asset value)	15.01%
Ivy Accumulative Fund (Class A shares, including sales charges)	8.44%

Benchmark and Morningstar averages

Russell 3000 Growth Index (Generally reflects the performance of stocks across all market capitalizations)	21.94%
Morningstar Large Growth Category Average (Generally reflects the performance of the universe of funds with similar investment objectives)	17.34%

Please note that Fund returns include applicable fees and expenses, while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Key Drivers

The year ended June 30, 2020, will be a time period that no one will ever forget. It has aged us all well beyond the 12 months. The year started with slowing economic growth in the summer of 2019 that triggered the Federal Reserve (Fed) to initiate the first of what would ultimately be three interest rate cuts in the second half of the year. There was the tenuous trade war between the U.S. and China, and the near daily banter surrounding it. This was followed by the heated rhetoric surrounding the presidential impeachment investigations ... and this occurred in just the first half of the fiscal year!

Despite all these complex and uncertain issues, equity markets took it in stride and continued to march higher. Entering the 2020 calendar year, investor confidence was buoyed by the accommodative monetary policy, a "phase 1" trade deal between the world's two largest economies and the conclusion of the impeachment trial. As a result, the broader equity markets rose to new record highs on almost a daily basis through the latter part of February. Then our lives changed forever, and the market had to come to grips with the fact that COVID-19 was not just some virus in a faraway place.

The global economy had to be placed in a coma with most business activity coming to an absolute halt. This led to the fastest, most violent selloff the equity market has ever seen. Central banks and policymakers responded by crossing nearly every red line that had previously existed by providing massive amount of monetary and fiscal stimulus just to ensure the economy did not flat line. This rapid response undoubtedly provided stability at a time when it was needed most.

Thankfully, as each day passed, the medical profession learned how to mitigate the damage this awful virus has been causing. It also appears there could be a vaccine in the not too distant future. This spark of optimism seems to have ignited a fire that sent equity markets racing back toward all-time highs as the fiscal year concluded.

Contributors and Detractors

For the fiscal year ended June 30, 2020, the Fund returned 15.01%, but trailed both its peer universe and its benchmark, the Russell 3000 Growth Index.

The information technology sector continued its decade-plus long dominance in the marketplace and it once again had an overwhelming impact on performance during the fiscal year. For a second straight year, over half of the Fund's total yearly return came from this sector. This was a function of technology offering up some of the strongest fundamentals in terms of growth and innovation. In addition, the business models of these more digitally oriented companies are more adept at navigating the current tumultuous operating environment. In many cases, the demand for products and services has accelerated. Areas of strength included cloud software, semiconductors and financial technology.

Surprisingly, the consumer discretionary sector was the second largest contributor for the period. This was primarily a function of the Fund's exposure to the consumer discretionary sector increasing meaningfully during the market meltdown and benefiting from the recent market rally. Lastly, the health care sector also contributed to performance due to strength in diabetes-related holdings.

On the negative side, only the communication services sector detracted meaningfully from performance for the period. This was due to the Fund's limited exposure to certain mega-cap growth companies that performed well, as well as holdings in smaller companies that were negatively impacted by the pandemic induced slowdown.

When looking at performance relative to the benchmark, the performance differential can be looked at a couple of different ways. On the surface, stock selection by sector was weak and only slightly offset by above average allocations in the strongest performing areas of the already mentioned markets. Looking at performance by market cap uncovers the primary cause of the underperformance.

Positive stock selection was overwhelmed by our exposure to small- and mid-sized companies. For perspective on how significant the performance differential was between large and small companies, investors only need to look at the trailing 12-month returns for the Russell 1000 Growth Index (23.3%) compared to the Russell 2000 Growth Index (3.5%). Statistically, this is a very rare event that mathematically is not likely to continue. Despite this underperformance, we remain firm believers in buying companies earlier in the growth curve rather than just waiting to buy once they become large caps. The Fund did incorporate derivative strategies during the period, but these instruments had no meaningful impact on performance.

Portfolio Positioning

The dramatic, pandemic-induced crash created significant dislocations in all areas of the market. The business models of our companies were pushed to the limits, and thanks to a philosophy and process that requires strong balance sheets, none were held hostage by the capital markets to raise fresh operating capital. For new opportunities, we maintained our bottoms-up fundamental focus. Our research led us to the consumer discretionary sector and as such our weighting increased meaningfully in this sector.

While not immediately clear when things will get back to "normal," we believe the distressed valuations and solid business models were worthy of fresh capital. We remain heavily exposed to the information technology and health care sectors, while the communication services exposure was reduced. The Fund currently has no exposure to the consumer staples, energy, materials or real estate sectors.

An additional note is the number of holdings, which were reduced compared to last fiscal year end. We commonly take this approach during downturns, since we prefer to concentrate our weightings in those companies in which we have the highest conviction. Lastly, as previously stated, we remain committed to small- and mid-sized companies, as reflected in the Fund's similar year-over-year weighting in companies with less than $10 billion in market capitalization.

Outlook

The near-term outlook is as confusing as it has ever been for the portfolio management team. We pay close attention to the science surrounding the coronavirus and are cognizant that the path back to normalcy will be anything but smooth. Despite all the uncertainty, we remain optimistic about the opportunities that lie ahead of us.

Rarely, if ever, has the entire medical and scientific community of the world been so singularly focused on the same thing, which is refreshing. The clinical work is moving forward at "warp speed," and it seems unwise to bet against human ingenuity; although the timing may not be as fast as one would like. In the interim, there is an unprecedented level of monetary and fiscal stimulus globally to help bridge the gap until a medical breakthrough is created.

During unsettling times, we rely heavily on our investment philosophy and process to help us navigate all the uncertainty. As bottom up, fundamental-based investors we remain firmly focused on researching and evaluating companies we believe are likely to not only survive, but possibly grow in this difficult environment.

The pandemic has seemed to accelerate trends that had been firmly in place, and we also believe the post-pandemic world will see new patterns of behavior emerge. Our goal for the Fund is to be best positioned for these new realties to maintain our focus on what we consider to be high-quality companies that have an excellent long-term outlook for sustained, durable growth in revenues, cash flow and/or earnings.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends, and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Accumulative Fund.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	98.9%
Information Technology	41.2%
Consumer Discretionary	22.1%
Health Care	13.7%
Communication Services	8.0%
Financials	7.6%
Industrials	6.3%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.1%

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
Amazon.com, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Fiserv, Inc.	Information Technology	Data Processing & Outsourced Services
Facebook, Inc., Class A	Communication Services	Interactive Media & Services
Five9, Inc.	Information Technology	Application Software
adidas AG	Consumer Discretionary	Apparel, Accessories & Luxury Goods
PayPal, Inc.	Information Technology	Data Processing & Outsourced Services
DexCom, Inc.	Health Care	Health Care Equipment
Twilio, Inc., Class A	Information Technology	Internet Services & Infrastructure

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



		$33,869
Ivy Accumulative Fund, Class A Shares[1]	....	$33,869
Russell 3000 Growth Index	....	$47,761

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

[1]*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class I	Class N
1-year period ended 6-30-20	8.44%	9.82%	13.99%	15.38%	15.38%
5-year period ended 6-30-20	8.58%	8.44%	8.81%	10.12%	—
10-year period ended 6-30-20	12.97%	12.54%	12.53%	13.93%	—
Since Inception of Class through 6-30-20[5]	—	—	—	—	13.44%

[2]*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A Shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class N shares are not subject to sales charges.*

[3]*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

[4]*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

[5]*2-26-18 for Class N shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY ACCUMULATIVE FUND *(in thousands)*

JUNE 30, 2020

COMMON STOCKS	Shares	Value
Communication Services		
Interactive Home Entertainment – 2.0%		
Take-Two Interactive Software, Inc. (A)	208	$ 29,088
Interactive Media & Services – 3.8%		
Facebook, Inc., Class A (A)	248	56,416
Movies & Entertainment – 2.2%		
Live Nation, Inc. (A)	727	32,213
Total Communication Services – 8.0%		117,717
Consumer Discretionary		
Apparel Retail – 2.3%		
TJX Cos., Inc. (The)	677	34,239
Apparel, Accessories & Luxury Goods – 3.1%		
adidas AG (B)	172	45,404
Casinos & Gaming – 1.9%		
Eldorado Resorts, Inc. (A)(C)	697	27,902
Internet & Direct Marketing Retail – 7.5%		
Amazon.com, Inc. (A)	40	110,940
Restaurants – 5.2%		
Darden Restaurants, Inc.	479	36,301
Domino's Pizza, Inc. (D)	57	21,215
Starbucks Corp.	261	19,231
		76,747
Specialized Consumer Services – 2.1%		
Uber Technologies, Inc. (A)	1,029	31,994
Total Consumer Discretionary – 22.1%		327,226
Financials		
Asset Management & Custody Banks – 2.4%		
KKR & Co.	1,141	35,226
Financial Exchanges & Data – 2.0%		
S&P Global, Inc.	90	29,748
Insurance Brokers – 0.7%		
SelectQuote, Inc. (A)	405	10,259
Investment Banking & Brokerage – 2.5%		
Tradeweb Markets, Inc., Class A	625	36,337
Total Financials – 7.6%		111,570
Health Care		
Biotechnology – 0.7%		
Genmab A.S. ADR (A)	316	10,703
Health Care Equipment – 7.4%		
DexCom, Inc. (A)	105	42,405
Insulet Corp. (A)	154	29,866
Tactile Systems Technology, Inc. (A)	346	14,328

COMMON STOCKS (Continued)	Shares	Value
Health Care Equipment (Continued)		
Tandem Diabetes Care, Inc. (A)	233	$ 23,048
		109,647
Health Care Supplies – 2.2%		
Alcon, Inc. (C)	563	32,267
Health Care Technology – 1.5%		
Tabula Rasa HealthCare, Inc. (A)(C)	385	21,065
Life Sciences Tools & Services – 1.9%		
Thermo Fisher Scientific, Inc.	78	28,291
Total Health Care – 13.7%		201,973
Industrials		
Building Products – 1.2%		
Trane Technologies plc	210	18,686
Industrial Machinery – 5.1%		
Ingersoll-Rand, Inc. (A)	1,434	40,314
Kornit Digital Ltd. (A)	648	34,570
		74,884
Total Industrials – 6.3%		93,570
Information Technology		
Application Software – 9.4%		
Anaplan, Inc. (A)	433	19,622
Five9, Inc. (A)	496	54,922
Q2 Holdings, Inc. (A)	297	25,514
Workday, Inc., Class A (A)	204	38,147
		138,205
Data Processing & Outsourced Services – 11.5%		
Fiserv, Inc. (A)	628	61,327
MasterCard, Inc., Class A	223	65,861
PayPal, Inc. (A)	247	43,003
		170,191
Internet Services & Infrastructure – 2.8%		
Twilio, Inc., Class A (A)	187	40,948
Semiconductors – 9.8%		
Analog Devices, Inc.	297	36,469
Micron Technology, Inc. (A)	432	22,241
NVIDIA Corp.	76	28,871
Taiwan Semiconductor Manufacturing Co. Ltd. ADR	524	29,751
Universal Display Corp.	188	28,129
		145,461
Systems Software – 7.7%		
Microsoft Corp.	560	113,996
Total Information Technology – 41.2%		608,801
TOTAL COMMON STOCKS – 98.9%		$1,460,857
(Cost: $1,037,587)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (F) – 1.7%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 0.100% (E)	20,395	$ 20,395
State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.120%	5,181	5,181
		25,576
TOTAL SHORT-TERM SECURITIES – 1.7%		$ 25,576
(Cost: $25,576)		
TOTAL INVESTMENT SECURITIES – 100.6%		$1,486,433
(Cost: $1,063,163)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.6)%		(8,157)
NET ASSETS – 100.0%		$1,478,276

SCHEDULE OF INVESTMENTS

IVY ACCUMULATIVE FUND *(in thousands)*

JUNE 30, 2020

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)All or a portion of securities with an aggregate value of $37,816 are on loan.

(D)All or a portion of securities with an aggregate value of $1,057 are held in collateralized accounts for OTC foreign forward currency contracts collateral.

(E)Investment made with cash collateral received from securities on loan.

(F)Rate shown is the annualized 7-day yield at June 30, 2020.

The following forward foreign currency contracts were outstanding at June 30, 2020:

Currency to be Delivered		Currency to be Received		Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	27,853	U.S. Dollar	30,363	7-14-20	Morgan Stanley International	$—	$939

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 117,717	$ —	$—
Consumer Discretionary	281,822	45,404	—
Financials	111,570	—	—
Health Care	201,973	—	—
Industrials	93,570	—	—
Information Technology	608,801	—	—
Total Common Stocks	$1,415,453	$45,404	$—
Short-Term Securities	25,576	—	—
Total	$1,441,029	$45,404	$—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 939	$—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
OTC = Over the Counter

See Accompanying Notes to Financial Statements.



Chace Brundige



W. Jeffery Surles



Nathan Palmer

Ivy Wilshire Global Allocation Fund is managed by Ivy Investment Management Company (IICO) and sub-advised by Wilshire Associates Incorporated (Wilshire Associates). Wilshire Associates manages the multi-asset segment of the Fund that invests in affiliated mutual funds. IICO develops the universe of affiliated mutual funds, which Wilshire Associates may consider when making asset allocation decisions for the Fund, and manages the Fund's other holdings. Below, portfolio managers Nathan Palmer, CFA, and Anthony Wicklund, CFA, CAIA, of Wilshire Associates; and F. Chace Brundige, CFA, and W. Jeffery Surles, CFA, of IICO discuss positioning, performance and results for the fiscal year ended June 30, 2020. Mr. Palmer and Mr. Wicklund have managed the Fund since 2017. Mr. Palmer has 23 years of industry experience and Mr. Wicklund has 19 years of industry experience. Mr. Brundige has managed the Fund since 2014 and has 27 years of industry experience. Mr. Surles has managed the Fund since 2018 and has 19 years of industry experience.

For the 12 Months Ended June 30, 2020

Ivy Wilshire Global Allocation Fund (Class A shares at net asset value)	0.95%
Ivy Wilshire Global Allocation Fund (Class A shares including sales charges)	-4.80%

Benchmark(s) and Morningstar averages

MSCI ACWI Index (generally reflects the performance of stocks in developed and emerging market countries)	2.11%
Bloomberg Barclays Multiverse USD Hedged Index (generally reflects the performance of global bond markets across investment grade and high yield securities)	5.79%
65% MSCI ACWI Index / 35% Bloomberg Barclays Multiverse USD Hedged Index (generally reflects the performance of a custom blend of global stock markets across developed and emerging market countries, and global bond markets across investment grade and high yield securities)	3.86%
Morningstar World Allocation Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-3.32%

Multiple indexes are shown because the Fund invests in multiple asset classes.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).



Anthony Wicklund

Continued positive results, but a wild ride

Although the returns for the fiscal year ended June 30, 2020 were positive, the results varied widely by quarter. The final three quarters of the fiscal year had full quarter movements of the MSCI ACWI Index, one of the Fund's benchmarks, of more than +/-8% each quarter. Equity market volatility reached new highs during March and has remained elevated through the end of the fiscal year. Return dispersion across, and within, asset classes increased dramatically as volatility spiked, highlighting the importance of thoughtful diversification and risk management.

Following the strongest calendar year of investment gains since 2013, the global economy and risk assets were dealt a sudden blow as COVID-19 spread rapidly from China to the far reaches of the globe. It became a pandemic that quickly impacted economic growth and investor confidence. Although we did not believe that the investment gains from 2019 were likely to be repeated in 2020, a global pandemic was not anticipated. Our outlook regarding economic growth and investment opportunities remains fluid. The sell-off in first quarter 2020 in risk assets materially reduced the magnitude of any subsequent negative re-pricing of assets, though even with substantial margin-of-safety now priced in, it was not clear how quickly asset prices would recover. Ultimately, risk asset prices recovered most of their losses by the end of the fiscal year, though gains of that magnitude are unlikely to be repeated in the coming quarters.

COVID-19 infections continue to spread rapidly in several notable countries, while it is mostly under control in other large markets. Life is beginning to return to normal in some regions. There is growing clarity regarding the outlook for economic growth and corporate earnings, but that improvement is like going from a dark room to one illuminated by a dim bulb. Government stimulus has helped the U.S. economy avoid an even sharper recession, but there are concerns that political gridlock and posturing may slow the next round of stimulus that will likely be necessary to help continue the economic recovery while the U.S. economy continues its uneven re-opening.

Investors have been quick to shrug off the cascade of poor economic and earnings data and have instead been focused on any signs of improvement. Should this investor behavior continue, the slow recovery could lead to further gains for risk assets; but it is not difficult to imagine a scenario where a correction in risk assets occurs. The high levels of volatility and dispersion within asset classes provide opportunities for talented active investment managers to pick intermediate-term winners and avoid losers. Volatility and dispersion have been missing for the past decade, but the return of those key ingredients is important for the long-term outperformance of active management. Regardless of the ultimate market trend, we expect volatility to remain well above average during the coming months, and the impending U.S. presidential election provides further uncertainty.

Balancing allocations in volatile markets

The Fund reported a positive return for the fiscal year. The Fund lagged the returns of its blended benchmark index but outpaced the average return for its category peers.

The Fund ended the fiscal year with about 36% of its assets allocated to fixed income products, nearly 34% allocated to domestic equity products and around 30% allocated to foreign equity and global real estate products. Among the underlying affiliated mutual funds, Ivy International Core Equity Fund was the largest allocation at the close of the fiscal year at about 13% of the Fund's assets, followed by Ivy Securian Bond Fund at about 10%.

For the fiscal year, the largest contributors to performance were the Fund's allocations to Ivy Large Cap Growth Fund, Ivy Securian Core Bond Fund and Ivy Core Equity Fund. From an allocation standpoint, our decision to overweight foreign equities and global real estate detracted from performance as U.S. equity markets continued to outpace developed international and emerging markets equities during the fiscal year. The Fund's underweight to U.S. dollar hedged foreign, developed market fixed income exposure also served as a headwind.

Allocation changes and opportunities ahead

The Fund's allowable allocation ranges are wide, but we anticipate equity investments will range from 45-85% and fixed income investments will range from 15-55% during most market environments. The Fund's long-term strategic target is a 65% allocation to equities and 35% to global fixed income.

In early first quarter 2020, we moved to underweight credit relative to safer government fixed income exposure. Investment grade and corporate high-yield credit spreads had narrowed to levels last seen at year-end 2017, and we believed it to be prudent to reign in credit risk and move towards more conservative fixed income. This change provided helpful ballast during the market turmoil that began in March 2020. The market correction provided us with the opportunity to rebalance back to our investment targets and ensure that the Fund remained fully invested. The timing of our rebalancing activities was beneficial to the Fund as the markets began to recover shortly after the Fund added material equity exposure.

In early second quarter 2020, the unusually wide credit spreads, which last were experienced during the Great Financial Crisis, led us to move back to a credit overweight relative to government fixed income and helped propel Fund returns. Although credit spreads have narrowed from their highs, as of the end of the fiscal year they remained wide by historical standards and the Fund remains overweight credit.

Although the Fund was overweight foreign equities for most of the fiscal year, we reduced the foreign equity allocation in both first and second quarters 2020, first to reduce the magnitude of our overweight and then to move to neutral relative to domestic equities. The U.S. has already provided substantially more fiscal and monetary stimulus relative to non-U.S. developed nations and has demonstrated effective collaboration across political party lines. It is our opinion that the structural headwinds that Europe faces with a unified monetary policy applied to differentiated economies will only prove more challenging in recovering from this downturn. Similarly, Japan has already been battling deflationary pressure for decades, and was only recently beginning to gain momentum. As a result, we removed our overweight to international in favor of neutral posture in U.S. versus non-U.S. equities.

Within international equities, we removed our overweight to emerging markets equities relative to foreign developed equities. We believed that the risk that COVID-19 presents to emerging market economies, particularly with respect to the more limited ability of many emerging economies to deal with the humanitarian crisis of this pandemic, increased the uncertainty in the outlook for emerging versus developed equities.

(UNAUDITED)

Domestically, we continue to favor value equities relative to growth equities. Given the magnitude of the economic downturn and the deterioration in credit conditions, investors have flocked to the safety of large companies with quality balance sheets and attractive growth expectations. This has resulted in substantial underperformance of value equities and small caps, relative to growth-oriented large caps. Cyclically sensitive parts of the market suffered the largest losses, particularly smaller companies with higher debt profiles. Arguably, this preference on behalf of investors has been rational; however, the preference for growth stocks is flashing signs of complacency. Value equities have similar earnings growth prospects as growth equities but continue to lag growth equity returns. Additionally, the growth equity index returns have been propelled by a small number of names, some of whom may become subject to enhanced regulatory scrutiny and investor optimism. We continue to position for mean reversion in favor of value equities.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

The ability of the Fund to meet its investment objective depends both on the allocation of its assets among the underlying funds and the ability of those funds to meet their respective investment objectives. The Fund's share price will likely change daily based on the performance of the underlying funds in which it invests. In general, the Fund is subject to the same risks as those of the underlying funds it holds.

Although asset allocation among different underlying funds and asset categories generally tends to limit risk and exposure to any one underlying fund, the risk remains that the allocation of assets may skew toward an underlying fund that performs poorly relative to the Fund's other investments, or to the market as a whole, which would result in the Fund performing poorly.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Fixed-income securities are subject to interest-rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

Investing in companies involved in one specified sector, country or market capitalization may be more risky and volatile than an investment with greater diversification. The Fund attempts to diversify by investing in a variety of underlying funds; however, certain funds may have correlated risks that are not foreseen or unintended.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Wilshire Global Allocation Fund's performance.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2020 (UNAUDITED)

Stocks	0.0%	Ivy PineBridge High Yield Fund, Class N	3.5%
Consumer Discretionary	0.0%	Ivy Apollo Strategic Income Fund, Class N	2.5%
Affiliated Mutual Funds	99.1%	Ivy Global Bond Fund, Class N	2.0%
Ivy International Core Equity Fund, Class N	13.3%	Ivy Pictet Emerging Markets Local Currency Debt Fund, Class N	2.0%
Ivy Securian Core Bond Fund, Class N	10.2%	Ivy Mid Cap Growth Fund, Class N	1.5%
Ivy Value Fund, Class N	9.6%	Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	1.4%
Ivy Large Cap Growth Fund, Class N	7.7%	Ivy LaSalle Global Real Estate Fund, Class N	1.4%
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	6.4%	Ivy Small Cap Core Fund, Class N	1.4%
Ivy Emerging Markets Equity Fund, Class N	6.3%	Ivy Mid Cap Income Opportunities Fund, Class N	1.0%
Ivy Pictet Targeted Return Bond Fund, Class N	5.6%	Ivy Small Cap Growth Fund, Class N	1.0%
Ivy Corporate Bond Fund, Class N	5.1%	Bonds	0.5%
Ivy Pzena International Value Fund, Class N	4.9%	Corporate Debt Securities	0.5%
Ivy International Small Cap Fund, Class N	4.3%	Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.4%
Ivy Core Equity Fund, Class N	4.0%		
Ivy Government Securities Fund, Class N	4.0%		

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Fund's prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT   IVY WILSHIRE GLOBAL ALLOCATION FUND



Ivy Wilshire Global Allocation Fund, Class A Shares[1]		$15,447
65% MSCI ACWI Index/35% Bloomberg Barclays Multiverse USD Hedged Index		$20,880
MSCI ACWI Index		$24,016
Bloomberg Barclays Multiverse USD Hedged Index		$15,091

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class I	Class N
1-year period ended 6-30-20	-4.80%	-4.09%	0.02%	1.13%	1.14%
5-year period ended 6-30-20	0.23%	0.18%	0.61%	1.72%	—
10-year period ended 6-30-20	4.44%	4.25%	4.23%	5.40%	—
Since Inception of Class through 6-30-20[5]	—	—	—	—	0.95%

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A Shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class N shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5)*2-26-18 for Class N shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

CONSOLIDATED SCHEDULE OF INVESTMENTS

IVY WILSHIRE GLOBAL ALLOCATION FUND *(in thousands)*

JUNE 30, 2020

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Leisure Facilities – 0.0%		
COTA Racing & Entertainment LLC, Class B (B)	–*	$ —
Leisure Products – 0.0%		
Media Group Holdings LLC, Series H (A)(B)(C)(D)(E)	73	—*
Media Group Holdings LLC, Series T (A)(B)(C)(D)(E)	9	—*
		—*
Total Consumer Discretionary – 0.0%		$ —*
TOTAL COMMON STOCKS – 0.0%		$ —*
(Cost: $69,931)		

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Apollo Strategic Income Fund, Class N	2,705	26,075
Ivy Core Equity Fund, Class N	2,534	41,207
Ivy Corporate Bond Fund, Class N	7,756	52,974
Ivy Emerging Markets Equity Fund, Class N	3,147	65,054
Ivy Global Bond Fund, Class N	2,087	21,033
Ivy Government Securities Fund, Class N	7,214	41,839
Ivy International Core Equity Fund, Class N	8,643	137,253
Ivy International Small Cap Fund, Class N	4,088	45,046

AFFILIATED MUTUAL FUNDS (Continued)	Shares	Value
Ivy Large Cap Growth Fund, Class N	2,871	$ 79,463
Ivy LaSalle Global Real Estate Fund, Class N	1,648	15,001
Ivy Mid Cap Growth Fund, Class N	465	15,718
Ivy Mid Cap Income Opportunities Fund, Class N	731	9,904
Ivy Pictet Emerging Markets Local Currency Debt Fund, Class N	2,395	20,261
Ivy Pictet Targeted Return Bond Fund, Class N	5,671	57,619
Ivy PineBridge High Yield Fund, Class N	3,837	36,070
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	1,641	14,717
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	5,581	65,802
Ivy Pzena International Value Fund, Class N	3,756	50,440
Ivy Securian Core Bond Fund, Class N	9,531	105,704
Ivy Small Cap Core Fund, Class N	895	14,917
Ivy Small Cap Growth Fund, Class N	434	10,354
Ivy Value Fund, Class N	5,065	99,471
TOTAL AFFILIATED MUTUAL FUNDS – 99.1%		$1,025,922
(Cost: $1,009,941)		

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Leisure Facilities – 0.5%		
Circuit of the Americas LLC, Series D, 0.000%, 10-2-23 (F)	$7,285	$ 4,778
Total Consumer Discretionary – 0.5%		4,778
TOTAL CORPORATE DEBT SECURITIES – 0.5%		$ 4,778
(Cost: $6,231)		

SHORT-TERM SECURITIES	Shares	
Money Market Funds (G) – 0.4%		
State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.120%	4,521	4,521
TOTAL SHORT-TERM SECURITIES – 0.4%		$ 4,521
(Cost: $4,521)		
TOTAL INVESTMENT SECURITIES – 100.0%		$1,035,221
(Cost: $1,090,624)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		85
NET ASSETS – 100.0%		$1,035,306

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A)Restricted securities. At June 30, 2020, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Value
Media Group Holdings LLC, Series H	8–29–13 to 10–31–13	73	$50,794	$—*
Media Group Holdings LLC, Series T	7–2–13 to 1–23–15	9	19,137	—*
			$69,931	$—*

The total value of these securities represented 0.0% of net assets at June 30, 2020.

(B)No dividends were paid during the preceding 12 months.

(C)Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Fund and consolidated as described in Note 5 of the Notes to Financial Statements.

(D)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

JUNE 30, 2020

(E)Securities whose value was determined using significant unobservable inputs.

(F)Zero coupon bond.

(G)Rate shown is the annualized 7-day yield at June 30, 2020.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ —	$ —	$—*
Affiliated Mutual Funds	1,025,922	—	—
Corporate Debt Securities	—	4,778	—
Short-Term Securities	4,521	—	—
Total	$1,030,443	$4,778	$—*

During the year ended June 30, 2020, there were no transfers in or out of Level 3.

AS OF JUNE 30, 2020

(In thousands, except per share amounts)	Ivy Accumulative Fund	Ivy Wilshire Global Allocation Fund[1]
ASSETS		
Investments in unaffiliated securities at value+^	$ 1,486,433	$ 9,299
Investments in affiliated securities at value+	—	1,025,922
Investments at Value	1,486,433	1,035,221
Cash	111	1
Investment securities sold receivable	13,502	992
Dividends and interest receivable	193	164
Capital shares sold receivable	446	103
Receivable from affiliates	38	275
Receivable from securities lending income – net	13	—
Prepaid and other assets	89	56
Total Assets	1,500,825	1,036,812
LIABILITIES		
Cash collateral on securities loaned at value	20,395	—
Capital shares redeemed payable	746	1,057
Independent Trustees and Chief Compliance Officer fees payable	217	310
Distribution and service fees payable	8	5
Shareholder servicing payable	161	83
Investment management fee payable	28	2
Accounting services fee payable	23	14
Unrealized depreciation on forward foreign currency contracts	939	—
Other liabilities	32	35
Total Liabilities	22,549	1,506
Total Net Assets	$ 1,478,276	$1,035,306
NET ASSETS		
Capital paid in (shares authorized – unlimited)	$ 1,023,984	$ 1,111,778
Accumulated earnings gain (loss)	454,292	(76,472)
Total Net Assets	$ 1,478,276	$1,035,306
CAPITAL SHARES OUTSTANDING:		
Class A	105,947	87,542
Class B	51	238
Class C	347	1,071
Class I	25,593	42,734
Class N	45	34
NET ASSET VALUE PER SHARE:		
Class A	$ 11.18	$ 7.84
Class B	$ 8.76	$ 7.28
Class C	$ 9.07	$ 7.39
Class I	$ 11.31	$ 7.94
Class N	$ 11.24	$ 7.84
+COST		
Investments in unaffiliated securities at cost	$ 1,063,163	$ 10,752
Investments in affiliated securities at cost	—	1,079,872
^Securities loaned at value	37,816	—

(1)Consolidated Statement of Assets and Liabilities (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2020

(In thousands)	Ivy Accumulative Fund	Ivy Wilshire Global Allocation Fund[1]
INVESTMENT INCOME		
Dividends from unaffiliated securities	$ 6,846	$ —
Dividends from affiliated securities	—	27,925
Foreign dividend withholding tax	(179)	—
Interest and amortization from unaffiliated securities	307	390
Securities lending income – net	1,197	—
Total Investment Income	8,171	28,315
EXPENSES		
Investment management fee	9,440	637
Distribution and service fees:		
Class A	2,770	1,869
Class B	7	27
Class C	30	93
Class R[2]	1	1
Class Y[2]	1	—*
Shareholder servicing:		
Class A	1,155	486
Class B	7	11
Class C	12	11
Class I	436	64
Class N	—*	—*
Class R[2]	—*	—*
Class Y[2]	—*	—*
Registration fees	117	106
Custodian fees	26	5
Independent Trustees and Chief Compliance Officer fees	151	71
Accounting services fee	271	175
Professional fees	79	80
Third-party valuation service fees	—*	—*
Other	83	104
Total Expenses	14,586	3,740
Less:		
Expenses in excess of limit	(98)	(510)
Total Net Expenses	14,488	3,230
Net Investment Income (Loss)	(6,317)	25,085
REALIZED AND UNREALIZED GAIN (LOSS)		
Net realized gain (loss) on:		
Investments in unaffiliated securities	54,201	—
Investments in affiliated securities	—	(23,303)
Distributions of realized capital gains from affiliated securities	—	18,031
Forward foreign currency contracts	702	—
Foreign currency exchange transactions	11	3
Net change in unrealized appreciation (depreciation) on:		
Investments in unaffiliated securities	146,597	432
Investments in affiliated securities	—	(10,668)
Forward foreign currency contracts	(939)	—
Foreign currency exchange transactions	—	(8)
Net Realized and Unrealized Gain (Loss)	200,572	(15,513)
Net Increase in Net Assets Resulting from Operations	$ 194,255	$ 9,572

*Not shown due to rounding.
(1)Consolidated Statement of Operations (See Note 5 in Notes to Financial Statements).
(2)Effective June 19, 2020, the class liquidated.

See Accompanying Notes to Financial Statements.

20   ANNUAL REPORT   2020

(In thousands)	Ivy Accumulative Fund		Ivy Wilshire Global Allocation Fund[1]	
	Year ended 6-30-20	Year ended 6-30-19	Year ended 6-30-20	Year ended 6-30-19
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ (6,317)	$ 775	$ 25,085	$ 27,109
Net realized gain (loss) on investments	54,914	180,850	(5,269)	44,870
Net change in unrealized appreciation (depreciation)	145,658	(5,288)	(10,244)	(28,123)
Net Increase in Net Assets Resulting from Operations	194,255	176,337	9,572	43,856
Distributions to Shareholders From:				
Accumulated earnings:				
(combined net investment income and net realized gains)				
Class A	(89,643)	(116,331)	(33,577)	(63,026)
Class B	(66)	(127)	(106)	(315)
Class C	(292)	(315)	(375)	(805)
Class I	(21,007)	(26,154)	(17,871)	(35,071)
Class N	(41)	(29)	(11)	(18)
Class R[2]	(21)	(27)	(10)	(17)
Class Y[2]	(21)	(27)	(10)	(17)
Total Distributions to Shareholders	(111,091)	(143,010)	(51,960)	(99,269)
Capital Share Transactions	(11,104)	9,963	(183,532)	(209,532)
Net Increase (Decrease) in Net Assets	72,060	43,290	(225,920)	(264,945)
Net Assets, Beginning of Period	1,406,216	1,362,926	1,261,226	1,526,171
Net Assets, End of Period	$1,478,276	$1,406,216	$1,035,306	$1,261,226

(1)Consolidated Statements of Changes in Net Assets (See Note 5 in Notes to Financial Statements).
(2)Effective June 19, 2020, the class liquidated.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY ACCUMULATIVE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2020	$10.57	$(0.05)	$ 1.54	$ 1.49	$ —	$(0.88)	$(0.88)
Year ended 6-30-2019	10.47	0.00*	1.25	1.25	(0.05)	(1.10)	(1.15)
Year ended 6-30-2018	10.09	0.05	1.08	1.13	(0.05)	(0.70)	(0.75)
Year ended 6-30-2017	9.27	0.04	1.22	1.26	(0.03)	(0.41)	(0.44)
Year ended 6-30-2016	11.19	0.06	(0.48)	(0.42)	(0.07)	(1.43)	(1.50)
Class B Shares[4]							
Year ended 6-30-2020	8.55	(0.14)	1.23	1.09	—	(0.88)	(0.88)
Year ended 6-30-2019	8.67	(0.09)	1.00	0.91	—	(1.03)	(1.03)
Year ended 6-30-2018	8.49	(0.07)	0.91	0.84	—	(0.66)	(0.66)
Year ended 6-30-2017	7.91	(0.06)	1.03	0.97	—	(0.39)	(0.39)
Year ended 6-30-2016	9.75	(0.05)	(0.42)	(0.47)	—	(1.37)	(1.37)
Class C Shares							
Year ended 6-30-2020	8.81	(0.12)	1.26	1.14	—	(0.88)	(0.88)
Year ended 6-30-2019	8.90	(0.08)	1.04	0.96	—	(1.05)	(1.05)
Year ended 6-30-2018	8.70	(0.05)	0.92	0.87	—	(0.67)	(0.67)
Year ended 6-30-2017	8.08	(0.05)	1.06	1.01	—	(0.39)	(0.39)
Year ended 6-30-2016	9.93	(0.03)	(0.43)	(0.46)	—	(1.39)	(1.39)
Class I Shares							
Year ended 6-30-2020	10.65	(0.03)	1.57	1.54	—	(0.88)	(0.88)
Year ended 6-30-2019	10.55	0.03	1.25	1.28	(0.08)	(1.10)	(1.18)
Year ended 6-30-2018	10.16	0.07	1.08	1.15	(0.07)	(0.69)	(0.76)
Year ended 6-30-2017	9.32	0.06	1.23	1.29	(0.04)	(0.41)	(0.45)
Year ended 6-30-2016	11.26	0.06	(0.46)	(0.40)	(0.11)	(1.43)	(1.54)
Class N Shares							
Year ended 6-30-2020	10.59	(0.02)	1.55	1.53	—	(0.88)	(0.88)
Year ended 6-30-2019	10.48	0.04	1.25	1.29	(0.08)	(1.10)	(1.18)
Year ended 6-30-2018[5]	10.29	0.03	0.16	0.19	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from February 26, 2018 (commencement of operations of the class) through June 30, 2018.

(6) Annualized.

(7) Expense ratio based on the period excluding reorganization expenses was 2.29%.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended June 30, 2018.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2020	$ 11.18	15.01%	$1,185	1.10%	-0.50%	—%	—%	85%
Year ended 6-30-2019	10.57	13.86	1,141	1.11	0.02	—	—	123
Year ended 6-30-2018	10.47	11.66	1,119	1.10	0.43	1.11	0.42	79
Year ended 6-30-2017	10.09	14.02	1,148	1.09	0.42	1.11	0.40	102
Year ended 6-30-2016	9.27	-3.99	1,125	1.07	0.59	1.12	0.54	102
Class B Shares[4]								
Year ended 6-30-2020	8.76	13.82	—*	2.25	-1.64	2.85	-2.24	85
Year ended 6-30-2019	8.55	12.47	1	2.29	-1.09	2.74	-1.54	123
Year ended 6-30-2018	8.67	10.35	1	2.34[7]	-0.82	2.46	-0.94	79
Year ended 6-30-2017	8.49	12.62	2	2.29	-0.78	2.41	-0.90	102
Year ended 6-30-2016	7.91	-5.17	3	2.28	-0.62	2.31	-0.65	102
Class C Shares								
Year ended 6-30-2020	9.07	13.99	3	2.06	-1.46	2.14	-1.54	85
Year ended 6-30-2019	8.81	12.88	3	2.07	-0.97	2.15	-1.05	123
Year ended 6-30-2018	8.90	10.45	3	2.07	-0.56	2.08	-0.57	79
Year ended 6-30-2017	8.70	12.96	5	2.06	-0.55	2.09	-0.58	102
Year ended 6-30-2016	8.08	-4.97	6	2.04	-0.38	2.07	-0.41	102
Class I Shares								
Year ended 6-30-2020	11.31	15.38	289	0.87	-0.28	0.91	-0.32	85
Year ended 6-30-2019	10.65	14.07	261	0.87	0.25	0.91	0.21	123
Year ended 6-30-2018	10.55	11.91	240	0.87	0.65	0.92	0.60	79
Year ended 6-30-2017	10.16	14.28	271	0.87	0.64	0.91	0.60	102
Year ended 6-30-2016	9.32	-3.81	280	0.83	0.75	0.86	0.72	102
Class N Shares								
Year ended 6-30-2020	11.24	15.38	1	0.75	-0.18	—	—	85
Year ended 6-30-2019	10.59	14.31	—*	0.75	0.40	—	—	123
Year ended 6-30-2018[5]	10.48	1.85	—*	0.74[6]	0.90[6]	—	—	79[8]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY WILSHIRE GLOBAL ALLOCATION FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2020	$ 8.11	$ 0.17	$(0.07)	$ 0.10	$ (0.18)	$ (0.19)	$ (0.37)
Year ended 6-30-2019	8.48	0.15	0.08	0.23	(0.17)	(0.43)	(0.60)
Year ended 6-30-2018	8.59	0.11	0.42	0.53	(0.16)	(0.48)	(0.64)
Year ended 6-30-2017	7.94	0.01	0.64	0.65	—	—	—
Year ended 6-30-2016	8.88	0.02	(0.96)	(0.94)	—	—	—
Class B Shares[5]							
Year ended 6-30-2020	7.58	0.08	(0.08)	0.00*	(0.11)	(0.19)	(0.30)
Year ended 6-30-2019	7.96	0.06	0.09	0.15	(0.10)	(0.43)	(0.53)
Year ended 6-30-2018	8.07	0.03	0.39	0.42	(0.05)	(0.48)	(0.53)
Year ended 6-30-2017	7.53	(0.07)	0.61	0.54	—	—	—
Year ended 6-30-2016	8.52	(0.07)	(0.92)	(0.99)	—	—	—
Class C Shares							
Year ended 6-30-2020	7.68	0.10	(0.08)	0.02	(0.12)	(0.19)	(0.31)
Year ended 6-30-2019	8.04	0.08	0.09	0.17	(0.10)	(0.43)	(0.53)
Year ended 6-30-2018	8.15	0.05	0.39	0.44	(0.07)	(0.48)	(0.55)
Year ended 6-30-2017	7.60	(0.05)	0.60	0.55	—	—	—
Year ended 6-30-2016	8.57	(0.05)	(0.92)	(0.97)	—	—	—
Class I Shares							
Year ended 6-30-2020	8.22	0.20	(0.09)	0.11	(0.20)	(0.19)	(0.39)
Year ended 6-30-2019	8.58	0.18	0.09	0.27	(0.20)	(0.43)	(0.63)
Year ended 6-30-2018	8.70	0.15	0.41	0.56	(0.20)	(0.48)	(0.68)
Year ended 6-30-2017	8.01	0.04	0.65	0.69	—	—	—
Year ended 6-30-2016	8.94	0.05	(0.98)	(0.93)	—	—	—
Class N Shares							
Year ended 6-30-2020	8.12	0.19	(0.08)	0.11	(0.20)	(0.19)	(0.39)
Year ended 6-30-2019	8.48	0.18	0.08	0.26	(0.19)	(0.43)	(0.62)
Year ended 6-30-2018[6]	8.72	0.03	(0.27)	(0.24)	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Does not include expenses of underlying Ivy Funds in which the Fund invests.

(4) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from February 26, 2018 (commencement of operations of the class) through June 30, 2018.

(7) Annualized.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended June 30, 2018.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver[3]	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3][4]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3][4]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2020	$7.84	0.95%	$ 686	0.38%	2.12%	0.42%	2.08%	33%
Year ended 6-30-2019	8.11	3.52	820	0.40	1.89	0.44	1.85	36
Year ended 6-30-2018	8.48	6.14	972	0.41	1.27	0.45	1.23	35
Year ended 6-30-2017	8.59	8.19	1,080	1.16	0.15	1.21	0.10	156
Year ended 6-30-2016	7.94	-10.59	1,370	1.16	0.25	1.16	0.25	64
Class B Shares[5]								
Year ended 6-30-2020	7.28	-0.25	2	1.44	1.05	1.54	0.95	33
Year ended 6-30-2019	7.58	2.49	4	1.48	0.81	1.50	0.79	36
Year ended 6-30-2018	7.96	5.11	6	1.37	0.31	1.41	0.27	35
Year ended 6-30-2017	8.07	7.17	10	2.23	-0.92	2.40	-1.09	156
Year ended 6-30-2016	7.53	-11.62	17	2.25	-0.85	2.25	-0.85	64
Class C Shares								
Year ended 6-30-2020	7.39	0.02	8	1.20	1.32	1.23	1.29	33
Year ended 6-30-2019	7.68	2.91	11	1.19	1.07	1.21	1.05	36
Year ended 6-30-2018	8.04	5.31	14	1.18	0.64	1.22	0.60	35
Year ended 6-30-2017	8.15	7.24	26	1.97	-0.65	2.06	-0.74	156
Year ended 6-30-2016	7.60	-11.32	34	2.01	-0.61	2.01	-0.61	64
Class I Shares								
Year ended 6-30-2020	7.94	1.13	339	0.07	2.42	0.12	2.37	33
Year ended 6-30-2019	8.22	3.98	426	0.07	2.22	0.12	2.17	36
Year ended 6-30-2018	8.58	6.43	534	0.09	1.59	0.15	1.53	35
Year ended 6-30-2017	8.70	8.61	630	0.83	0.48	0.88	0.43	156
Year ended 6-30-2016	8.01	-10.40	805	0.83	0.63	0.83	0.63	64
Class N Shares								
Year ended 6-30-2020	7.84	1.14	—*	0.07	2.42	0.10	2.39	33
Year ended 6-30-2019	8.12	3.95	—*	0.07	2.25	0.09	2.23	36
Year ended 6-30-2018[6]	8.48	-2.75	—*	0.25[7]	0.91[7]	0.36[7]	0.80[7]	35[8]

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Accumulative Fund and Ivy Wilshire Global Allocation Fund (each, a "Fund") are two series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Effective May 18, 2017, the Waddell & Reed Advisors Wilshire Global Allocation Fund (the Ivy Wilshire Global Allocation Fund's "Predecessor Fund") began operating as a fund-of-funds. Wilshire Associates Incorporated ("Wilshire"), the Fund's subadviser, allocates certain of the Fund's assets among the underlying affiliated funds (the "Multi-Asset Segment"). Prior to May 18, 2017, the Predecessor Fund invested in, among other investments, private placements and other restricted securities in accordance with its investment restrictions. Private placements and other restricted securities may be difficult to resell because a ready market for resale may not exist at any given time. Effective with the Predecessor Fund's change to a fund-of-funds, the Fund does not intend to further invest in private placements and restricted securities and will seek to sell its holdings of such securities in accordance with its revised principal investment strategies. However, a portion of the Fund's assets may remain invested in such securities given their limited market for resale. IICO will continue to manage the Fund's investments in restricted securities and private placements (the "Private Equity Segment") during that transition.

Each Fund offers Class A, Class B, Class C, Class I and Class N shares. Effective June 19, 2020, the Funds' Class R and Class Y shares were liquidated and terminated. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Class A shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class N, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, R and Y have a distribution and service plan. Class I shares and Class N shares are not included in the plan. With certain exceptions described in the Prospectus, Class B shares will automatically convert to Class A shares 96 months after the date of purchase. With certain exceptions described in the Prospectus, Class C shares will automatically convert to Class A shares 120 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

The Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

The Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

The London Interbank Offered Rate "LIBOR" is an indicative measure of the average interest rate at which major global banks could borrow from one another. LIBOR is quoted in multiple currencies and multiple time frames using data reported by private-sector banks. LIBOR is used extensively in the United States and globally as a "benchmark" or "reference rate" for various commercial and financial contracts, including corporate and municipal bonds and loans, floating rate mortgages, asset-backed securities, consumer loans, and interest rate swaps and other derivatives.

It is expected that a number of private-sector banks currently reporting information used to set LIBOR will stop doing so after 2021 when their current reporting commitment ends, which could either cause LIBOR to stop publication immediately or cause LIBOR's regulator to determine that its quality has degraded to the degree that it is no longer representative of its underlying market.

Management believes that, with respect to any significant investments by the Funds in instruments linked to LIBOR, the impact on investments and discontinuation of LIBOR may represent a significant risk.

However, management acknowledges that the anticipated transition away from LIBOR will occur after 2021 and certain of the current investments will mature prior to that time. Furthermore, the ways in which LIBOR's discontinuation potentially could impact the Funds' investments is not fully known. The extent of that impact may vary depending on various factors, which include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new successor reference rates and/or fallbacks for both legacy and new instruments.

In addition, the transition to a successor rate could potentially cause (i) increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, (ii) a reduction in the value of certain instruments held by a Fund, or (iii) reduced effectiveness of related Fund transactions, such as hedging.

As the impacts of the transition become clearer during the next year, Management will be evaluating the impacts of these changes.

An outbreak of infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now been detected globally. This coronavirus has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. The impact of COVID-19, and other infectious illness outbreaks that may arise in the future, could adversely affect the economies of many nations or the entire global economy, individual issuers and capital markets in ways that cannot necessarily be foreseen. In addition, the impact of infectious illnesses in emerging market countries may be greater due to generally less established healthcare systems. Public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty.

The individual Funds herein have adopted a Liquidity Risk Management Program (the "Program"). The Fund's board has designated a Liquidity Risk Management Committee (the "Committee") as the administrator of the Program. The Committee or delegates of the Committee conduct the day-to-day operation of the Program. Under the Program, the Committee manages the Fund's liquidity risk, which is the risk that any Fund could not meet shareholder redemption requests without significant dilution of remaining shareholders' interests in the Fund. This risk is managed by monitoring the degree of liquidity of the Fund's investments, limiting the amount of the Fund's illiquid investments, and utilizing various risk management tools and facilities available to the Fund for meeting shareholder redemptions, among other means. The Committee's process of determining the degree of liquidity of the Fund's investments is supported by one or more third-party liquidity assessment vendors. The Fund's board reviewed a report prepared by a designee of the Committee regarding the operation, adequacy and effectiveness of the Program from the period June 1, 2019, through March 31, 2020. The report described the Program's liquidity classification methodology and the methodology in establishing a Fund's Highly Liquid Investment Minimum ("HLIM"), if necessary. The Committee reported that during the period covered by the report, there were no material changes to the Program and no significant liquidity events impacting the Fund or its ability to timely meet redemptions without dilution to existing shareholders. In addition, the Committee provided its assessment that the Program, including the operation of each Fund's HLIM, where applicable, had been effective in managing the Fund's liquidity risk.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. IICO, pursuant to authority delegated by the Board, has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

• Level 1 – Observable inputs such as quoted prices, available in active markets, for identical assets or liabilities.

• Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

• Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, which values are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Exchange-traded futures contracts are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations.

Forward Foreign Currency Contracts. All Funds are authorized to enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts are valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Ivy Accumulative Fund enters into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Collateral and rights of offset. A Fund mitigates credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing all OTC derivative transactions between the Fund and each of its counterparties. Although it is not possible to eliminate credit risk entirely, the CSA allows the Fund and its counterparty to reduce their exposure to the risk of payment default by the other party by holding an amount in collateral equivalent to the realized and unrealized amount of exposure to the counterparty, which is generally held by the Fund's custodian. An amount of collateral is moved to/from applicable counterparties only if the amount of collateral required to be posted surpasses both the threshold and the minimum transfer amount pre-agreed in the CSA between the Fund and the counterparty. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of June 30, 2020:

Liabilities

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			Net Amount Payable
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	
Ivy Accumulative Fund							
Unrealized depreciation on forward foreign currency contracts	$939	$—	$939	$—	$(939)	$—	$—

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of June 30, 2020:

Fund	Type of Risk Exposure	Assets		Liabilities	
		Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Ivy Accumulative Fund	Foreign currency		$—	Unrealized depreciation on forward foreign currency contracts	$939

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended June 30, 2020:

Fund	Type of Risk Exposure	Net realized gain (loss) on:					Total
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	
Ivy Accumulative Fund	Foreign currency	$—	$—	$—	$—	$702	$702

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended June 30, 2020:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					Total
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	
Ivy Accumulative Fund	Foreign currency	$—	$—	$—	$—	$(939)	$(939)

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended June 30, 2020, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[2]	Written options[2]
Ivy Accumulative Fund	$144	$—	$—	$—	$—	$—

(1) Average absolute value of unrealized appreciation/depreciation during the period.

(2) Average value outstanding during the period.

(3) Average notional amount outstanding during the period.

5. BASIS FOR CONSOLIDATION OF THE IVY WILSHIRE GLOBAL ALLOCATION FUND

WRA ASF III (SBP), LLC (the "Company"), a Delaware limited liability company, was incorporated as a wholly owned company acting as an investment vehicle for the Ivy Wilshire Global Allocation Fund (referred to as "the Fund" in this subsection). The Company acts as an investment vehicle for the Fund, in order to affect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI.

The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund and the Company. The consolidated financial statements include the accounts of the Fund and the Company. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and the Company comprising the entire issued share capital of the Company with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Company.

See the table below for details regarding the structure, incorporation and relationship as of June 30, 2020 of the Company to the Fund (amounts in thousands).

Company	Date of Incorporation	Subscription Agreement	Fund Net Assets	Company Net Assets	Percentage of Fund Net Assets
WRA ASF III (SBP), LLC	4-9-13	4-23-13	$1,035,306	$1	0.00%

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS
($ amounts in thousands unless indicated otherwise)

Management Fees. IICO serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

- **Ivy Accumulative Fund:** 0.70% of net assets up to $1 billion, 0.65% of net assets over $1 billion and up to $2 billion, 0.60% of net assets over $2 billion and up to $3 billion, and 0.55% of net assets over $3 billion.

- **Ivy Wilshire Global Allocation Fund:** For the Private Equity Segment: 0.70% of net assets of this segment up to $1 billion; 0.65% of net assets of this segment over $1 billion and up to $2 billion; 0.60% of net assets of this segment over $2 billion and up to $3 billion; and 0.55% of net assets of this segment over $3 billion.

  For the Multi-Asset Segment, the Fund's cash on hand and all other Fund assets other than the Private Equity Segment: 0.06% of net assets of this segment up to $500 million; 0.05% of net assets of this segment over $500 million and up to $1 billion; 0.04% of net assets of this segment over $1 billion and up to $2 billion; and 0.03% of net assets of this segment over $2 billion.

Under an agreement between IICO and Wilshire, Wilshire serves as subadviser for the Multi-Asset Segment of the Ivy Wilshire Global Allocation Fund. The subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadviser.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"). Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, Ivy Accumulative Fund (and Ivy Wilshire Global Allocation Fund prior to May 18, 2017), pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, the Ivy Accumulative Fund (and the Ivy Wilshire Global Allocation Fund prior to May 18, 2017) pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Effective May 18, 2017, under the Accounting and Administrative Services Agreement for the Ivy Wilshire Global Allocation Fund, the Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$5.748	$11.550	$17.748	$24.198	$31.602	$41.250	$48.150	$60.798	$74.250

In addition, for each class of shares in excess of one, effective May 18, 2017, the Ivy Wilshire Global Allocation Fund pays WISC a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class R shares, each Fund paid a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class N shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund may pay a distribution and/or service fee to Ivy Distributors, Inc. ("IDI") for Class A shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IDI for amounts it expends in connection with the distribution of the Class A shares and/ or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund paid IDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund paid IDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IDI receives sales commissions (which are not an expense of the Trust) for sales of Class A shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to IDI. During the year ended June 30, 2020, IDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC			Commissions Paid[1]
		Class A	Class B	Class C	
Ivy Accumulative Fund	$343	$1	$—*	$—*	$302
Ivy Wilshire Global Allocation Fund	631	1	—*	1	533

* Not shown due to rounding.

(1) IDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. IICO, the Funds' investment manager, IDI, the Funds' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Funds' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, and extraordinary expenses, if any).

In the table below, Ivy Accumulative Fund's expense limits exclude acquired fund fees and expenses, while Ivy Wilshire Global Allocation Fund's expense limits include acquired fund fees and expenses. Acquired fund fees and expenses sets forth the Fund's pro rata portion of the cumulative expenses charged by the underlying Ivy Funds in which the Ivy Wilshire Global Allocation Fund invests. Fund and class expense limitations and related waivers/reimbursements for the year ended June 30, 2020 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Accumulative Fund	Class B	Contractual	10-1-2016	10-31-2021	2.18%[1]	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2021	2.03%[2]	3	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	10-1-2016	10-31-2020	0.87%	91	Shareholder Servicing
	Class N	Contractual	8-15-2018	10-31-2020	Not to exceed Class I	—	N/A
Ivy Wilshire Global Allocation Fund	All Classes	Contractual	5-18-2017	10-31-2020	N/A	$363[3]	Investment Management Fee
	Class A	Contractual	5-18-2017	10-31-2021	1.13%[4]	70	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	10-1-2016	10-31-2021	2.12%[5]	2	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2021	1.96%[6]	—	N/A
	Class I	Contractual	10-1-2016	10-31-2020	0.83%	75	Shareholder Servicing
	Class N	Contractual	8-15-2018	10-31-2020	Not to exceed Class I	—*	Shareholder Servicing

* Not shown due to rounding.

(1) Reflects the lower expense limit which went into effect January 1, 2020. Prior to January 1, 2020, the expense limit in effect was 2.29%.

(2) Reflects the lower expense limit which went into effect January 1, 2020. Prior to January 1, 2020, the expense limit in effect was 2.07%.

(3) Due to Class A, Class B, Class C, Class I, Class N and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(4) Reflects the lower expense limit which went into effect January 1, 2020. Prior to January 1, 2020, the expense limit in effect was 1.16%.

(5) Reflects the lower expense limit which went into effect January 1, 2020. Prior to January 1, 2020, the expense limit in effect was 2.25%.

(6) Reflects the lower expense limit which went into effect January 1, 2020. Prior to January 1, 2020, the expense limit in effect was 2.01%.

Any amounts due to the funds as a reimbursement but not paid as of June 30, 2020 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 7) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended June 30, 2020.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended June 30, 2020 follows:

Fund	6-30-19 Value	Gross Additions	Gross Reductions	Realized Gain/ (Loss)	Net Change in Unrealized Appreciation/ (Depreciation)	6-30-20 Value	Distributions Received	Capital Gain Distributions
Ivy Wilshire Global Allocation Fund								
Media Group Holdings LLC, Series H[2][3][4]	$ —*	$ —	$ 92[1]	$ —	$ 92[1]	$ —*	$ —	$ —
Media Group Holdings LLC, Series T[2][3][4]	1,284	—	—	—	(1,284)	—*	—	—
Ivy Apollo Strategic Income Fund, Class N	50,115	7,950	30,942	(912)	(136)	26,075	1,891	—
Ivy Core Equity Fund, Class N	30,890	18,039	9,673	529	1,422	41,207	360	2,329
Ivy Corporate Bond Fund, Class N	45,472	24,480	19,873	421	2,474	52,974	1,209	—
Ivy Emerging Markets Equity Fund, Class N	104,022	16,153	56,886	2,729	(964)	65,054	1,188	—
Ivy Global Bond Fund, Class N	25,688	5,070	9,925	72	128	21,033	511	—
Ivy Government Securities Fund, Class N	38,477	43,707	43,296	1,203	1,748	41,839	719	—
Ivy International Core Equity Fund, Class N	198,878	27,026	79,167	(10,758)	1,274	137,253	5,275	—
Ivy International Small Cap Fund, Class N	56,017	15,566	25,651	(3,866)	2,980	45,046	1,130	—
Ivy Large Cap Growth Fund, Class N	63,703	26,977	17,652	1,411	5,024	79,463	1,053	5,822
Ivy LaSalle Global Real Estate Fund, Class N	25,319	4,687	10,712	(1,461)	(2,832)	15,001	695	414
Ivy Mid Cap Growth Fund, Class N	25,343	2,847	15,880	3,803	(395)	15,718	175	1,000
Ivy Mid Cap Income Opportunities Fund, Class N	24,970	2,956	16,807	1,472	(2,687)	9,904	398	74
Ivy Pictet Emerging Markets Local Currency Debt Fund, Class N	38,283	3,028	18,362	(2,115)	(573)	20,261	429	—
Ivy Pictet Targeted Return Bond Fund, Class N	76,805	15,112	34,444	187	(41)	57,619	1,407	123
Ivy PineBridge High Yield Fund, Class N	37,610	20,674	21,692	(451)	(71)	36,070	1,692	—
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	25,082	6,164	11,743	(1,934)	(2,852)	14,717	453	—
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	57,202	23,921	14,338	385	(1,368)	65,802	1,313	457
Ivy Pzena International Value Fund, Class N	61,052	21,544	23,902	(9,433)	1,179	50,440	1,667	—
Ivy Securian Core Bond Fund, Class N	128,783	31,215	56,441	644	1,503	105,704	3,808	332
Ivy Small Cap Core Fund, Class N	24,948	4,620	11,010	(2,890)	(751)	14,917	45	147
Ivy Small Cap Growth Fund, Class N	12,596	9,122	9,799	(1,505)	(60)	10,354	—	589
Ivy Value Fund, Class N	98,821	42,191	26,229	(834)	(14,478)	99,471	2,507	6,744
	$1,251,360			$(23,303)	$(10,668)	$1,025,922	$27,925	$18,031

* Not shown due to rounding.
(1) The amount shown of $92 represents a return of capital.
(2) No dividends were paid during the preceding 12 months.
(3) Securities whose value was determined using significant unobservable inputs.
(4) Restricted securities.

9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended June 30, 2020, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Accumulative Fund	$—	$1,145,442	$—	$1,264,251
Ivy Wilshire Global Allocation Fund	—	373,049	—	564,424

10. LOANS OF PORTFOLIO SECURITIES ($ amounts in thousands)

Each Fund may lend their portfolio securities only to borrowers that are approved by the Fund's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Fund collateral consisting of cash or securities issued or guaranteed by the U.S. government. The collateral received by the Fund is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities, except in the case of loans of foreign securities which are denominated and payable in U.S. dollars, in which case the collateral is required to have a value of at least 102% of the market value of the loaned securities. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Fund and any excess collateral is returned by the Fund on the next business day. During the term of the loan, the Fund is entitled to all distributions made on or in respect of the loaned securities but does not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund—Institutional Shares or certain other registered money market funds and are disclosed in the Fund's Schedule of Investments and are reflected in the Statement of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Fund's Statement of Assets and Liabilities as it is held by the lending agent on behalf of the Fund and the Fund does not have the ability to re-hypothecate these securities. The securities on loan for each Fund are also disclosed in its Schedule of Investments. The total value of any securities on loan as of June 30, 2020 and the total value of the related cash collateral are disclosed in the Statement of Assets and Liabilities. Income earned by the Funds from securities lending activity is disclosed in the Statements of Operations.

The following is a summary of each Fund's securities lending positions and related cash and non-cash collateral received as of June 30, 2020:

Fund	Market Value of Securities on Loan	Cash Collateral Received	Non-Cash Collateral Received	Total Collateral Received
Ivy Accumulative Fund	$37,816	$20,395	$18,261	$38,656

The cash collateral received amounts presented in the table above are transactions accounted for as secured borrowings and have an overnight and continuous maturity. The proceeds from the cash collateral received is invested in registered money market funds.

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Funds benefit from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Fund could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

11. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

| | Ivy Accumulative Fund | | | | Ivy Wilshire Global Allocation Fund | | | |
| | Year ended 6-30-20 | | Year ended 6-30-19 | | Year ended 6-30-20 | | Year ended 6-30-19 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	4,036	$ 41,211	4,474	$ 44,494	4,206	$ 33,457	5,654	$ 45,843
Class B	2	19	4	35	4	29	11	83
Class C	98	835	126	1,049	130	986	163	1,245
Class I	6,053	63,333	5,907	60,817	3,567	28,746	4,760	39,314
Class N	23	242	—	—	5	38	—	—
Class R[1]	—	—	—	—	—	—	—	—
Class Y[1]	—	—	—	—	—	—	—	—
Shares issued in reinvestment of distributions to shareholders:								
Class A	8,387	84,035	12,196	109,276	4,019	33,038	8,464	61,957
Class B	8	66	17	127	14	106	46	315
Class C	36	291	42	314	48	372	115	799
Class I	2,035	20,596	2,845	25,658	2,126	17,686	4,662	34,502
Class N	2	20	—	—	—	—	—	—
Class R[1]	—	—	—	—	—	—	—	—
Class Y[1]	—	—	—	—	—	—	—	—
Shares redeemed:								
Class A	(14,357)	(147,246)	(15,584)	(158,331)	(21,725)	(172,507)	(27,730)	(224,408)
Class B	(63)	(520)	(85)	(715)	(259)	(1,926)	(359)	(2,732)
Class C	(152)	(1,300)	(118)	(1,029)	(491)	(3,668)	(650)	(5,003)
Class I	(6,995)	(72,100)	(7,009)	(71,732)	(14,857)	(119,439)	(19,704)	(161,447)
Class N	(5)	(46)	—	—	—	—	—	—
Class R[1]	(24)	(269)	—	—	(29)	(225)	—	—
Class Y[1]	(24)	(271)	—	—	(29)	(225)	—	—
Net increase (decrease)	(940)	$ (11,104)	2,815	$ 9,963	(23,271)	$(183,532)	(24,568)	$(209,532)

(1) Effective June 19, 2020, the class liquidated.

12. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at June 30, 2020 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Accumulative Fund	$1,069,307	$429,438	$ 12,312	$417,126
Ivy Wilshire Global Allocation Fund	1,129,899	46,183	140,861	(94,678)

For Federal income tax purposes, the Funds' undistributed earnings and profit for the year ended June 30, 2020 and the post-October and late-year ordinary activity were as follows:

Fund	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Accumulative Fund	$ —	$41,925	$—	$—	$4,545
Ivy Wilshire Global Allocation Fund	4,420	14,085	—	—	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended June 30, 2020 and 2019 were as follows:

	June 30, 2020		June 30, 2019	
Fund	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Ivy Accumulative Fund	$ —	$111,091	$ 70,144	$72,866
Ivy Wilshire Global Allocation Fund	25,830	26,130	64,382	34,887

(1) *Includes short-term capital gains distributed, if any.*

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), investments held within the wholly-owned subsidiary and companies and partnership transactions. At June 30, 2020, the following reclassifications were made:

Fund	Accumulated Earnings Gain (Loss)	Paid-In Capital
Ivy Accumulative Fund	$(8,552)	$8,552
Ivy Wilshire Global Allocation Fund	—	—

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Trustees of Ivy Funds:

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of assets and liabilities of Ivy Accumulative Fund and Ivy Wilshire Global Allocation Fund, each a series of Ivy Funds (the "Funds"), including the schedules of investments, as of June 30, 2020, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, the financial highlights for each of the five years in the period then ended, and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of the Funds as of June 30, 2020, and the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of June 30, 2020, by correspondence with the custodian, transfer agent, and brokers; when replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

Deloitte & Touche LLP

Kansas City, Missouri
August 14, 2020

We have served as the auditor of one or more Waddell & Reed investment companies since 1997.

AMOUNTS NOT ROUNDED (UNAUDITED)

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended June 30, 2020:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Ivy Accumulative Fund	$ —	$ —
Ivy Wilshire Global Allocation Fund	5,115,030	13,877,458

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Ivy Accumulative Fund	$114,234,947
Ivy Wilshire Global Allocation Fund	26,130,571

The Funds utilized the following earnings and profits distributed to shareholders on the redemption of shares as part of the dividends paid deduction:

Ivy Accumulative Fund	$3,144,241
Ivy Wilshire Global Allocation Fund	—

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

The tax status of dividends paid and the pass-through of foreign taxes paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Each of the individuals listed below serves as a trustee for the Trust (45 portfolios), and for the rest of the funds within the Fund Complex, which also includes, in addition to the Trust, InvestEd Portfolios ("InvestEd") (6 portfolios), the Ivy High Income Opportunities Fund (a closed-end fund) ("IVH") and Ivy Variable Insurance Portfolios ("Ivy VIP") (28 Portfolios).

Board members who are not "interested persons" of the Trust as defined in Section 2(a)(19) of the 1940 Act ("Independent Trustees") constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as Independent Chairman of the Trust's Board and of the Board of Trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information ("SAI") for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.888.923.3355. It is also available on the Ivy Investments website, www.ivyinvestments.com.

Independent Trustees

The following table provides information regarding each Independent Trustee.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	2017	Emeritus Dean and Professor of Law, Washburn University School of Law (1973 to present).	80	Director, Kansas Legal Services for Prisoners, Inc. (non-profit community service); Director, U.S. Alliance Corporation and wholly-owned subsidiaries: U.S. Alliance Life and Security Company, Dakota Capital Life Insurance Company (Insurance), and U.S. Alliance Corporation, Montana (2009 to present); Director, Kansas Appleseed, Inc. (non-profit community service) (2007 to present); Trustee, Waddell & Reed Advisors Funds (WRA Funds) (1997-2018); Trustee, Ivy NextShares (2017-2019); Trustee, Ivy VIP (1997 to present) (28 portfolios overseen); Trustee, InvestEd (2001 to present) (6 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2017 to present) (1 portfolio overseen).

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
H. Jeffrey Dobbs 6300 Lamar Avenue Overland Park, KS 66202 1955	Trustee	2019	Global Sector Chairman, Industrial Manufacturing, KPMG LLP (2010-2015).	80	Director, Valparaiso University (2012 to present); Director, TechAccel LLC (2015 to present) (Tech R&D); Board Member, Kansas City Repertory Theatre (2015 to present); Board Member, PatientsVoices, Inc. (healthcare) (2018 to present); Board Member, Kansas City Campus for Animal Care (2018 to present); Director, National Association of Manufacturers (2010-2015); Director, The Children's Center (2003-2015); Director, Metropolitan Affairs Coalition (2003-2015); Director, Michigan Roundtable for Diversity and Inclusion (2003-2015); Trustee, Ivy NextShares (2019); Trustee, Ivy VIP (2019 to present) (28 portfolios overseen); Trustee, InvestEd (2019 to present) (6 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2019 to present) (1 portfolio overseen).
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	2002	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/CEO, Southern Pac Pizza LLC (2013 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present); Partner, 1788 Chicken, LLC (food franchise) (2016 to present).	80	Member/Secretary, The Metochoi Group LLC (1999 to present); Member/Chairman, Idea Homes LLC (homebuilding and development) (2013 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy VIP (2017 to present) (28 portfolios overseen); Trustee, InvestEd (2017 to present) (6 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen).

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	1998 2006	President (2020 to present), Interim President (2019-2020), Vice President (2010-2019) and Dean (2010-2019), College of Law, University of Oklahoma; Managing Member, Harroz Investments, LLC, (commercial enterprises) (1998-2019); Managing Member, St. Clair, LLC (commercial enterprises) (2019 to present).	80	Director and Shareholder, Valliance Bank (2007 to present); Director, Foundation Healthcare (formerly Graymark HealthCare) (2008-2017); Trustee, The Mewbourne Family Support Organization (2006 to present) (non-profit); Independent Director, LSQ Manager, Inc. (real estate) (2007-2016); Director, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Independent Chairman and Trustee, WRA Funds (Independent Chairman: 2015-2018; Trustee: 1998-2018); Independent Chairman and Trustee, Ivy NextShares (2016-2019); Independent Chairman and Trustee, Ivy VIP (Independent Chairman: 2015 to present; Trustee: 1998 to present) (28 portfolios overseen); Independent Chairman and Trustee, InvestEd (Independent Chairman: 2015 to present; Trustee: 2001 to present) (6 portfolios overseen); Independent Chairman and Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen).
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	2002	Of Counsel, Lee & Smith, PC (law firm, emphasis on finance, securities, mergers and acquisitions law) (1996-2019); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989).	80	Director, Thomas Foundation for Cancer Research (non-profit) (2005 to present); Director, Warriors Afield Legacy Foundation (non-profit) (2014 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy VIP (2017 to present) (28 portfolios overseen); Trustee, InvestEd (2017 to present) (6 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen).

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Sandra A.J. Lawrence 6300 Lamar Avenue Overland Park, KS 66202 1957	Trustee	2019	Retired, formerly, Chief Administrative Officer, Children's Mercy Hospitals and Clinics (2016-2019); CFO, Children's Mercy Hospitals and Clinics (2005-2016).	80	Director, Hall Family Foundation (1993 to present); Director, Westar Energy (utility) (2004-2018); Trustee, Nelson-Atkins Museum of Art (non-profit) (2007-2020); Director, Turn the Page KC (non-profit) (2012-2016); Director, Kansas Metropolitan Business and Healthcare Coalition (non-profit) (2017-2019); Director, National Association of Corporate Directors (non-profit) (2017 to present); Director, American Shared Hospital Services (medical device) (2017 to present); Director, Evergy, Inc., Kansas City Power & Light Company, KCP&L Greater Missouri Operations Company, Westar Energy, Inc. and Kansas Gas and Electric Company (related utility companies) (2018 to present); Director, Stowers (research) (2018); Co-Chair, Women Corporate Directors (director education) (2018-2020); Trustee, Ivy NextShares (2019); Trustee, Ivy VIP (2019 to present) (28 portfolios overseen); Trustee, InvestEd (2019 to present) (6 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2019 to present) (1 portfolio overseen).
Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place Suite 900 Kansas City, MO 64112 1953	Trustee	2017	Shareholder/Director, Polsinelli PC (law firm) (1980 to present).	80	Trustee, WRA Funds (1996-2018); Trustee, Ivy NextShares (2017-2019); Trustee, Ivy VIP (1996 to present) (28 portfolios overseen); Trustee, InvestEd (2001 to present) (6 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2017 to present) (1 portfolio overseen).

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	2002	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	80	Director, Executive Board, Cox Business School, Southern Methodist University (1998-2019); Lead Director, Northwestern Mutual Funds (2003-2017) (29 portfolios overseen); Director, CTMG, Inc. (clinical testing) (2008-2015); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy VIP (2017 to present) (28 portfolios overseen); Trustee, InvestEd (2017 to present) (6 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen).
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	1999	Retired; formerly, CEO and Director of Asgard Holdings, LLC (computer network and security services) (2002-2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992).	80	Trustee, Hansberger Institutional Funds (2000-2007); Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012-2015); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy VIP (2017 to present) (28 portfolios overseen); Trustee, InvestEd (2017 to present) (6 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen).

Interested Trustees

Messrs. Herrmann and Sanders are “interested” by virtue of their current or former engagement as an officer of Waddell & Reed Financial, Inc. (“WDR”) or its wholly owned subsidiaries, including each Fund’s investment manager, Ivy Investment Management Company (“IICO”), each Fund’s principal underwriter, Ivy Distributors, Inc. (“IDI”), and each Fund’s shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company (“WISC”), as well as by virtue of their personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee/Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	1998	Retired, Non-Executive Chairman of the Board, WDR (2016-2018); Formerly Chairman, WDR (2010-2018); CEO, WDR (2005-2016);	80	Director, WDR, (1998 to present); Director, IICO (2002-2016); Director, WRIMCO (1991-2016); Director, WISC (2001-2016);

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee/Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held
			President, CEO and Chairman, IICO (2002-2016); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993-2016); President of each of the funds in the Fund Complex (2001-2016).		Director, W&R Capital Management Group, Inc. (2008-2016); Director, Waddell & Reed (1993-2016); Director, Blue Cross Blue Shield of Kansas City (2007-2017); Trustee, WRA Funds (1998-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy VIP (1998 to present) (28 portfolios overseen); Trustee, InvestEd (2001 to present) (6 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen).
Philip J. Sanders 6300 Lamar Avenue Overland Park, KS 66202 1959	Trustee	2019	CEO, WDR (2016 to present); President, CEO and Chairman, IICO (2016 to present); President, CEO and Chairman, WRIMCO (2016-2018); CIO, WDR (2011-2019); CIO, IICO (2010-2019); CIO, WRIMCO (2010-2018); President of each of the funds in the Fund Complex (2016 to present).	80	Trustee, Ivy NextShares (2019); Trustee, Ivy VIP (2019 to present) (28 portfolios overseen); Trustee, InvestEd (2019 to present) (6 portfolios overseen);Trustee, Ivy High Income Opportunities Fund, (2019 to present) (1 portfolio overseen).

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

Name, Address and Year of Birth	Position(s) Held with the Trust And Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Jennifer K. Dulski 6300 Lamar Avenue Overland Park, KS 66202 1980	Secretary	2017	2017	Secretary for each of the funds in the Fund Complex (2017 to present); Senior Vice President and Associate General Counsel of Waddell & Reed, IICO and IDI (2018 to present).
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President	2008	2006	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President and Treasurer of each of the funds in the Fund Complex (2006 to present); Principal Accounting Officer of each of the funds in the Fund Complex (2006-2017); Assistant Treasurer of each of the funds in the Fund Complex (2003-2006); Vice President of Waddell & Reed Services Company ("WRSCO") (2007 to present).
	Treasurer	2008	2006	
	Principal Financial Officer	2008	2007	
Philip J. Sanders** 1959	President	2016	2016	CEO of WDR (2016 to present); President, CEO and Chairman of IICO (2016 to present) and WRIMCO (2016-2018); President of each of the funds in the Fund Complex (2016 to present); CIO of WDR (2011-2019); CIO of IICO (2010-2019) and WRIMCO (2010-2018).

Name, Address and Year of Birth	Position(s) Held with the Trust And Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President Chief Compliance Officer	2008 2008	2006 2004	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; Vice President of IICO (2006 to present) and WRIMCO (2006-2018).
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Vice President of Waddell & Reed and IDI (2010 to present).

* This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).

** Mr. Sanders was Vice President of the Trust since 2006, and of other trusts within the Fund Complex from 1998, until his appointment as President in 2016.

ANNUAL PRIVACY NOTICE

FACTS	What does Ivy Funds do with your personal information?
Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share and protect your personal information. Please read this notice carefully to understand what we do.
What?	The types of personal information we collect and share depend on the product or service you have with us. The information can include:
	• Social Security Number and income,
	• Assets and transaction history, and
	• Checking account information and wire transfer instructions.
	When you are no longer our customer, we continue to share your information as described in this notice.
How?	All financial companies need to share customers' personal information to conduct everyday business. In the section below, we list the reasons financial companies can share their customers' personal information, the reasons Ivy Funds chooses to share, and whether you can limit this sharing.

Reasons we can share your personal information	Does Ivy Funds share?	Can you limit this sharing?
For our everyday business purposes – such as to process your transactions, maintain your accounts, respond to court orders and legal investigations or report to credit bureaus	Yes	No
For our marketing purposes – to offer our products and services to you	Yes	No
For joint marketing with other financial companies	No	We don't share
For our affiliates' everyday business purposes – information about your transactions and experiences	Yes	No
For our affiliates everyday business purposes – information about your creditworthiness	No	We don't share
For our affiliates to market to you	No	We don't share
For non-affiliates to market to you	No	We don't share

Questions?	Call 1(800) 777-6472 with questions about this notice. Client service representatives are available Monday through Friday from 7:30 am to 7:00 pm CST. You may also go to www.ivyinvestments.com/privacy_policy.
	If we serve you through an investment professional, such as a registered representative of a broker-dealer or an investment adviser representative (each, a "financial advisor"), please contact them directly. Specific internet addresses, mailing addresses and telephone numbers are listed on your statements and other correspondence.

Who we are	
Who is providing this notice?	Ivy Funds
What we do	
How does Ivy Funds protect my personal information?	To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.
How does Ivy Funds collect my personal information?	We collect your personal information, for example, when you:
	• Give us your contact information or other personal information,
	• Open an account, or
	• Make deposits to an account or withdrawals from an account.
	We also collect your personal information from our affiliates.
Why can't I limit all sharing?	Federal law gives you the right to limit only:
	• Sharing for affiliates' everyday business purposes – information about your creditworthiness,
	• Affiliates from using your information to market to you, and
	• Sharing for non-affiliates to market to you.
	State laws and individual companies may give you additional rights to limit sharing.

Definitions	
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies.
Non-affiliates	• *Affiliates of Ivy Funds include Waddell & Reed Services Company, Ivy Distributors, Inc., and Ivy Investment Management Company.* Companies not related by common ownership or control. They can be financial and nonfinancial companies.
Joint marketing	• *Ivy Funds does not share your personal information with non-affiliates so they can market to you.* A formal agreement between non-affiliated financial companies that together market financial products or services to you.
	• *Ivy Funds does not jointly market.*
Other important information	
	If you own shares of Ivy Funds in the name of a third party, such as a bank or a broker-dealer, the third party's privacy policy may apply to you in addition to ours.
	If you are working with a financial advisor, and the financial advisor leaves their firm and joins another non-affiliated broker-dealer or registered investment adviser, then the financial advisor may be permitted to use limited information to contact you. The information that the financial advisor may use is comprised of your name, address, email address, telephone number and account title.

PROXY VOTING INFORMATION

(UNAUDITED)

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

IVY FUNDS

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q and/or Form NPORT-EX. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:

IVY FUNDS

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

HOUSEHOLDING NOTICE

IVY FUNDS

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Call us at 888.923.3355.

Write to us at the following address: WI Services Company, P.O. Box 219722, Kansas City, Missouri 64121-9722.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

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THE IVY FUNDS FAMILY

Domestic Equity Funds

Ivy Accumulative Fund

Ivy Core Equity Fund

Ivy Large Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Core Fund

Ivy Small Cap Growth Fund

Ivy Value Fund

Global/International Funds

Ivy Emerging Markets Equity Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy International Core Equity Fund

Ivy International Small Cap Fund

Ivy Managed International Opportunities Fund

Ivy Pictet Emerging Markets Local Currency Debt Fund

Ivy Pzena International Value Fund

Index Funds

Ivy ProShares S&P 500 Dividend Aristocrats Index Fund

Ivy ProShares Russell 2000 Dividend Growers Index Fund

Ivy ProShares Interest Rate Hedged High Yield Index Fund

Ivy ProShares S&P 500 Bond Index Fund

Ivy ProShares MSCI ACWI Index Fund

Specialty Funds

Ivy Apollo Multi-Asset Income Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy LaSalle Global Real Estate Fund

Ivy Natural Resources Fund

Ivy Science and Technology Fund

Ivy Securian Real Estate Securities Fund

Ivy Wilshire Global Allocation Fund

Fixed Income Funds

Ivy Apollo Strategic Income Fund

Ivy California Municipal High Income Fund

Ivy Corporate Bond Fund

Ivy Crossover Credit Fund

Ivy Global Bond Fund

Ivy Government Securities Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Pictet Targeted Return Bond Fund

Ivy PineBridge High Yield Fund

Ivy Securian Core Bond Fund

Money Market Funds

Ivy Cash Management Fund

Ivy Government Money Market Fund

1.888.923.3355

Visit us online at www.ivyinvestments.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Distributors, Inc.

Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.ivyinvestments.com or from a financial advisor. Read it carefully before investing.